SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: March 31, 2005	By:	/s/ Lu Yiping
		Name:	Lu Yiping
		Title:	Chairman

To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Announces 2004 Annual Results

Profit Attributable to Shareholders Increases by 183.31% to RMB3,971.1 million

Hong Kong, March 23, 2005 … Sinopec Shanghai Petrochemical Company Limited (HKEx: 338; SSE: 600688; NYSE: SHI) announced today the annual results for the year ended December 31, 2004 of the Company and its subsidiaries (the “Group”), based on its financial statements prepared in accordance with International Financial Reporting Standards (IFRS).

Turnover for 2004 increased by 33.26% to RMB39,402.5 million (approximately US$4,760.5 million) as compared to 2003. Profit before tax was RMB4,696.3 million (approximately US$567.4 million), representing an increase of 195.30% as compared to 2003. Profit attributable to shareholders was RMB3,971.1 million (approximately US$479.8 million), representing an increase of 183.31% as compared to 2003. Earnings per share was RMB0.552 (approximately US$0.067) compared with earnings per share of RMB0.195 (approximately US$0.024) in 2003. The Board of Directors of the Company has recommended a final dividend of RMB0.20 (approximately US$0.024) per share for 2004, equivalent to RMB20.00 (approximately US$2.416) per American Depositary Share.

Mr. Lu Yiping, Chairman of the Company, said, “In 2004, the world economy continued to improve and China’s economy also continued its rapid growth. The petrochemical industry also experienced the prosperous stage of a new development cycle. Moreover, as international crude oil prices continued to rise and demand for petrochemical products grew dramatically, the weighted average prices of the Group’s major petrochemical products in 2004 rose substantively higher than those of the previous year. The Group also continued to strengthen operation management, maintained high-load, stable operation of the major plants and exercised stringent cost and expense controls, contributing to the significant year-on-year growth in the Company’s operating results in 2004.”

During 2004, the weighted-average sale prices of the Company’s four major product categories, namely synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products, recorded year-on-year increases of 19.43%, 34.42%, 45.42% and 22.16%, respectively, as compared to 2003. The net sales of the four major product categories increased by 16.11%, 36.34%, 53.10% and 26.84%, respectively, as compared to 2003.

Taking advantages of robust domestic demand in the petrochemical market in 2004, the Company increased the load factor of its production plants and the overall quality of its production operation. As a result, a total of 7,268,100 tons of commercial products were produced, a slight increase compared with the previous year. During 2004, the Company’s crude oil processing volume reached 9,109,400 tons, an increase of 5.80% over the previous year. Compared to the previous year, gasoline output increased by 2.63% to 918,300 tons; diesel output increased by 14.11% to 2,838,600 tons; while output of jet fuel rose 23.45% to 710,900 tons. The output of ethylene and synthetic fiber polymers grew 0.81% and 3.86% to 956,000 tons and 527,200 tons, respectively. The quality of the Company’s products was consistently maintained at a high levels, and the Company remained the largest ethylene producer in China.

Shanghai Petrochemical Announces 2002 20034 Annual Results… P.2

In 2004, the Company made continuous efforts on key projects execution and vigorously carried forward the earlier stage preparations for the projects in the next round development. Among which, the mechanical completion of 8,000,000 T/Y atmospheric and vacuum distillation plant was achieved in December 2004 and the plant was put into operation in February 2005. As one of the plants to form a complete set, earth breaking of the 3,300,000 T/Y diesel hydrogenation plant commenced construction took place at the end of December. Commissioning of the first stage expansion of the PTA plant to 400,000 T/Y was successfully carried out at its first try in October. The feasibility Study Report for a new 380,000 T/Y EO/EG plant was approved by the State Development and Reform Commission in July and on January 25, 2005, the project construction commenced. The mechanical completion of Shanghai SECCO’s, 900,000 T/Y Ethylene Complex, a Joint Venture between SINOPEC Corp., Bio Chemicals East China Investments Limited and the Company completed on schedule. Commissioning of the plants will take place gradually in the first Quarter. Commercial operation of the plants are expected to commence within the first half of the year.

Looking forward to 2005, Mr. Lu Yiping said, “The world economy is continuing to improve, and the PRC economy should continue its upward trend in the current growth cycle. Following the implementation of macro-economic control measures for a year, the overheating aspect of the economy was mitigated, with the factors contributing to instability and uncertainty being suppressed and the sectors demonstrating weaknesses being strengthened. All of these should lay a sound foundation for a stable and fast growth of the economy. The continued development of the global as well as the domestic economy should bring attractive opportunities to the development of the petrochemical industry.”

Mr. Lu continued, “Although the overall macro-economic environment is improving, petrochemical enterprises are still subject to a number of unstable and uncertain factors, such as likely high volatility in international crude oil prices and intensified market competition due to further fulfillment of the PRC’s obligations for its WTO accession. The Company will respond to significant changes occurring to the macro-economic environment. By fully capitalizing on the prevailing excellent business and operation environment, it intends to improve the quality of the overall operation of its production system. In accordance with our development plans, earlier stage preparation work for the third phase of expansion of its ethylene capacity and relevant supporting plants will be actively carried forward, and further efforts will be devoted to improving the sales and marketing network, with a view to obtaining once again outstanding operating results for the Company in 2005.”

Shanghai Petrochemical is one of the largest petrochemical companies in the PRC and was one of the first Chinese companies making a global securities offering. Located in Jinshan District in the southwest of Shanghai, it is a highly integrated petrochemical complex which processes crude oil into a broad range of products in synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum categories.

***

Shanghai Petrochemical Announces 2002 20034 Annual Results… P.3

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, including as a result of the PRC government’s macro-economic control measures to curb over- heating; uncertainty as to global economic growth in future periods; the risk that prices of the Company’s raw materials, particularly crude oil, will continue to increase; not be able to raise its prices accordingly which would adversely affect the Company’s profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company’s products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company’s shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

For the convenience of the reader amounts in Renminbi (“RMB”) have been translated into United State dollars at the rate of US$1.000=RMB8.277 being the average of the buying and selling rates quoted by the People’s Bank of China on 31 December 2004. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rate.

– End –

Encl: Summary of Consolidated Income Statement

For further information, please contact:

Ms. Christy Lai / Ms. Sally Wong

Rikes Communications Limited

Tel: (852) 2520 2201

Fax: (852) 2520 2241

Sinopec Shanghai Petrochemical Company Limited

2004 Annual Results

(Prepared under International Financial Reporting Standards)

Summary of Consolidated Income Statement

	For the years ended 31 December
	2004 RMB’000	2003 RMB’000
Turnover	39,402,533	29,567,140

Profit before tax	4,696,229	1,590,365
Income tax expense	(637,061)	(145,065)

Profit after tax	4,059,168	1,445,300
Minority interests	(88,065)	(43,610)

Profit attributable to shareholders	3,971,103	1,401,690

Basic earnings per share	RMB0.552	RMB0.195

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions of the 21st Meeting of the Fourth Session of the Board of Directors

The Company and all members of the Board of Directors confirm that the information contained in this announcement is true, accurate and complete, and jointly and severally accept full responsibility for any false or misleading statements or material omissions in this announcement.

The notice for convening the 21st meeting of the fourth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited to be held at conference room No.8 of the Company’s main building on 23 March 2005 was sent to all directors on 11 March 2005 by way of facsimile transmission and courier. Of the 12 directors entitled to attend the meeting, 9 directors were in attendance while Mr. Lu Yiping, Chairman of the board of directors, was absent due to business engagement and authorized Mr. Rong Guangdao, Vice Chairman, to chair the meeting and act as his irrevocable voting proxy. Directors Mr. Wu Haijun and Mr. Zhang Baojian were absent due to business engagements and authorized Mr. Rong Guangdao, Vice Chairman, as their irrevocable voting proxies. The convening of the meeting complied with the PRC Company Law and the Articles of Association of the Company. Members of the Supervisory Committee and senior management of the Company attended the meeting. Resolutions were considered and approved as follows:

1.	The President’s Working Report was passed with 12 votes in favor, 0 vote against and 0 abstaining vote;

2.	The Directors’ Working Report was passed with 12 votes in favor, 0 vote against and 0 abstaining vote. The resolution will be submitted to the annual general meeting for approval;

3.	The 2004 Audited Financial Report and 2005 Financial Budget and Funding Plan were passed with 12 votes in favor, 0 vote against and 0 abstaining vote. The resolution shall be submitted to the annual general meeting for approval;

4.	The 2004 profit appropriation plan was passed with 12 votes in favor, 0 vote against and 0 abstaining vote. The Board of Directors have recommended that a final dividend of RMB2.00 per 10 shares (including tax) for the year to be distributed to all shareholders amounting RMB1,440,000,000. Accordingly, undistributed profit was RMB1,737,011,000 and will be carried forward to 2005. The resolution will be submitted to the annual general meeting for approval;

5.	The 2004 Annual Report and its Summary were passed with 12 votes in favor, 0 vote against and 0 abstaining vote;

6.	A resolution was passed with 12 votes in favor, 0 vote against and 0 abstaining vote to re-appoint KPMG Huazhen as the Company’s domestic auditors for 2005 and KPMG as the Company’s international auditors, and to authorize the Directors to fix their remuneration. The resolution will be submitted to the annual general meeting for approval;

7.	The Shanghai Petrochemical Internal Control Handbook was passed with 12 votes in favor, 0 vote against and 0 abstaining vote, and the internal control monitoring team was authorized to approve the annual revisions of the Internal Control Handbook and update the relevant information therein; to audit the assessment reports of the internal control during the year and to deal with, or make rectifications to problems arising from the course of internal control, while reporting major problems to the board of directors for evaluation;

Sinopec Shanghai Petrochemical Company Limited

23 March 2005

As of the date of this announcement, the executive directors of the Company are Lu Yiping, Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun and Gao Jinping; the non-executive directors of the Company are Liu Wenlong and Zhang Baojian, and the independent non-executive directors of the Company are Gu Chuanxun, Wang Xingyu, Wang Yongshou and Chen Xinyuan.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

2004 Annual Results Announcement

1.	Important Message

1.1	Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all of its Directors jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement. This announcement is extracted from the Company’s 2004 annual report (the full report will be posted on www.sse.com.cn and www.spc.com.cn simultaneously). Investors should read the full text of the 2004 annual report for details.

1.2	Mr. Lu Yiping, Chairman; Mr. Rong Guangdao, Vice Chairman and President and Mr. Han Zhihao, Director and Chief Financial Officer of the Company hereby warrant the accuracy and completeness of the annual financial statements.

2.	Corporate Information

2.1	Corporate Information

	A shares	H shares	ADS
Shares Short Name:			SHI
Shares Stock Code:	600688	338
Stock Exchange Listings:	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	New York Stock Exchange
Registered Address:	48 Jinyi Road, Jinshan District, Shanghai, People’s Republic of China
General Office:	48 Jinyi Road, Jinshan District, Shanghai, People’s Republic of China
Postal Code:	200540
Company Website:	http://www.spc.com.cn
Email Address	spc@spc.com.cn

2.2	Correspondence Information

	Secretary to the Board of Directors	Securities representative
Name:	Zhang Jingming	Tang Weizhong
Correspondence Address:	48 Jinyi Road, Jinshan District, Shanghai, People’s Republic of China	48 Jinyi Road, Jinshan District, Shanghai, People’s Republic of China
Telephone:	86-21-5794 3143/5237 7880	86-21-5237 7880
Fax:	86-21-5794 0050/5237 5091	86-21-5237 5091
E-mail:	spc@spc.com.cn	tom@spc.com.cn

3.	Highlights of Financial Data and Financial Indicators

Prepared under the People’s Republic of China (“PRC”) Accounting Rules and Regulations

3.1	Major financial data

Unit: RMB’000

	For the years ended 31 December
	2004	2003	Increase/ decrease compared to last year (%)	2002
Income from principal operations	39,402,533	29,567,140	33.26	22,322,896
Total profit	4,693,059	1,576,602	197.67	1,036,238
Net profit	3,971,265	1,385,556	186.62	908,965
Net profit excluding non-recurring items	4,078,483	1,485,198	174.61	1,009,815
Net cash flow from operating activities	4,908,020	2,692,641	82.28	2,322,574

	As at 31 December
	2004	2003	Increase/ decrease compared to last year (%)	2002
Current assets	8,613,655	7,993,651	7.76	6,945,672
Current liabilities	7,432,559	8,479,655	-12.35	7,065,576
Total assets	28,757,089	27,580,828	4.26	26,562,285
Shareholders’ equity (excluding minority interest)	18,902,281	15,507,016	21.90	14,481,460

3.2	Major financial indicators

	For the years ended 31 December
	2004	2003	Increase/ decrease compared to last year (%)	2002
Earnings per share (RMB)	0.552	0.192	187.50	0.126
Return on net assets (%)	21.01	8.94	135.01	6.28
Return on net assets based on net profit excluding non-recurring items (%) (fully diluted)	21.58	9.58	125.26	6.97
Return on net assets based on net profit excluding non-recurring items (%) (Weighted average)	23.71	9.91	139.25	7.20
Net cash flow per share from operating activities (RMB)	0.682	0.374	82.35	0.323

	As at 31 December
	2004	2003	Increase/ decrease compared to last year (%)	2002
Net asset value per share (RMB)	2.625	2.154	21.87	2.011
Adjusted net asset value per share (RMB)	2.623	2.149	22.06	1.996

3.3	Non-recurring items

RMB’000

Amount
Non-operating income	83,058
Non-operating expenses (excluding provision for impairment losses on fixed assets)	(236,371)
Gain on disposal of long-term equity investments	21,860
Written back of provision for long-term equity investments	5,314
Tax effect for the above items	18,921
Total	(107,218)

3.4	Differences between financial statements prepared under PRC Accounting Rules and Regulations and International Financial Reporting Standards (“IFRS”)

Unit: RMB’000

	PRC Accounting Rules and Regulations	IFRS
Net profit	3,971,265	3,971,103
Explanation of differences	For details, please refer to section 10.4

4.	Change of Share Capital and Shareholders

4.1	Change of Share Capital for the year ended 31 December 2004

Unit: share

	Before change	Rationed share	Bonus share	Change Shares transferred from reserve funds	Increase	Others	Sub-total	After change
I. Shares not in circulation
1. Promoter shares comprising,	—	—	—	—	—	—	—
State-owned shares	—	—	—	—	—	—	—	—
Domestic legal person shares	4,000,000,000	—	—	—	—	—	—	4,000,000,000
Overseas legal person shares	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—
2. Legal person shares	150,000,000	—	—	—	—	—	—	150,000,000
3. Internal staff shares	—	—	—	—	—	—	—	—
4. Priority shares or others	—	—	—	—	—	—	—	—
Sub-total of Promoter shares	4,150,000,000	—	—	—	—	—	—	4,150,000,000

II. Shares in circulation
1. RMB ordinary shares	720,000,000	—	—	—	—	—	—	720,000,000
2. Domestic listed foreign shares	—	—	—	—	—	—	—	—
3. Overseas listed foreign shares	2,330,000,000	—	—	—	—	—	—	2,330,000,000
4. Others Sub-total of Shares in circulation	3,050,000,000	—	—	—	—	—	—	3,050,000,000

III. Shares in total	7,200,000,000	—	—	—	—	—	—	7,200,000,000

4.2	Top Ten Shareholders and Top Ten Holders of Shares in Circulation

Total number of shareholders as at end of the reporting period	158,520
Top ten shareholders as at the end of the reporting period as follows:

Name of shareholders	Increase/ decrease during the year	Number of shares held at end of the year	Percentage of total share- holdings (%)	Type of shares (circulating/ non-circulating)	Number of shares pledged or frozen	Type of shareholders (domestic shareholders or foreign shareholders)
China Petroleum & Chemical Corporation	—	4,000,000,000	55.56	Non-circulating	—	State-owned Shareholder

HKSCC (Nominees) Ltd.	22,551,000	1,915,886,857	26.61	Circulating	—	Foreign Shareholder
Hong Kong & Shanghai Banking Corporation (Nominees) Limited	420,000	355,764,000	4.94	Circulating	—	Foreign Shareholder

Xinghe Securities Investment Fund	—	27,158,673	0.38	Circulating	—	—

Bank of China - Haifutong Income Growth Securities Investment Fund	—	21,996,450	0.31	Circulating	—	—

Xinghua Securities Investment Fund	—	21,630,000	0.30	Circulating	—	—

Bank of Communications - Yifangda 50 Index Securities Investment Fund	—	17,700,628	0.25	Circulating	—	—

Shanghai Kangli Gong Mao Company	—	16,730,000	0.23	Non-circulating	—	Legal Person Shareholder

Agricultural Bank of China - Zhang Cheng Active and Selective Securities Investment Fund	—	16,055,104	0.22	Circulating	—	—

China Merchants Bank Co., Ltd. - Zhong Xin Jing Dian Pei Zhi Securities Investment Fund	—	15,560,885	0.22	Circulating	—	—

Description of any connected relationships or concerted party relationships among the top ten shareholders	Among the top ten shareholders of the Company, China Petroleum & Chemical Corporation, the state-owned shareholder, does not have any connected relationship with the other shareholders, and is not a concerted party of the other shareholders under the “Administration Measures for Disclosure of Shareholdings in Listed Companies”. Of the above mentioned shareholders, HKSCC (Nominees) Ltd. and Hong Kong & Shanghai Banking Corporation (Nominees) Limited are nominee companies, while Xinghe Securities Investment Fund and Xinghua Securities Investment Fund are at the same time under the management of China Asset Management Co., Ltd. The Company is not aware of whether or not there are connected relationships among the other shareholders, and whether or not they are concerted parties under the “Administration Measures for Disclosure of Shareholdings in Listed Companies”.

Top ten holders of shares in circulation as at the end of the reporting period as follows:

Name of shareholder (full name)	Number of Shares in circulation as at 31 December 2004	Type (A, B, H shares or others)
HKSCC (Nominees) Ltd.	1,915,568,857	H
Hong Kong & Shanghai Banking Corporation (Nominees) Limited	355,720,000	H
Xinhe Securities Investment Fund	27,158,673	A
Bank of China - Haifutong Income Growth Securities Investment Fund	21,996,450	A
Xinghua Securities Investment Fund	21,630,000	A
Bank of Communications - Yifangda 50 Index Securities Investment Fund	17,700,628	A
Agricultural Bank of China - Zhang Cheng Active and Selective Securities Investment Fund	16,055,104	A
China Merchants Bank Co., Ltd. - Zhong Xin Jing Dian Pei Zhi Securities Investment Fund	15,560,885	A
103 National Social Security Fund	14,178,727	A
Hong Kong & Shanghai Banking Corporation (Nominees) Limited	10,368,000	H

Description of any connected relationships or concerted party relationships among the top ten holders of shares in circulation	Among the top ten holders of shares in circulation of the Company, HKSCC (Nominees) Ltd. and Hong Kong & Shanghai Banking Corporation (Nominees) Limited are nominee companies; Xinghe Securities Investment Fund and Xinghua Securities Investment Fund are at the same time under the management of China Asset Management Co., Ltd. The Company is not aware of whether or not there are connected relationships among the other holders of shares in circulation, and whether or not they are concerted parties under the “Administration Measures for Disclosure of Shareholdings in Listed Companies” Our controlling shareholder and our de facto controller is not connected to any of the top ten shareholders in circulation.

4.3	Information on the controlling shareholder and de facto controller of the Company

(1)	Controlling Shareholder

Company Name: China Petroleum & Chemical Corporation

Authorised representative: Chen Tonghai

Registered capital: RMB86.7 billion

Date of incorporation: February 2000

Major business: Crude oil and natural gas business includes: exploring for, extracting and producing crude oil and natural gas; pipe crude oil, natural gas and products; refining crude oil to become petroleum products; and selling crude oil, natural gas and oil products. Chemical business includes producing and selling a variety of industrial chemical products.

(2)	De facto controller

Company Name: China Petrochemical Corporation

Authorised representative: Chen Tonghai

Registered capital: RMB104.9 billion

Date of incorporation: August 1998

Major business or management activities: provide well drilling, oil well logging and mine shaft work service; manufacturing of production equipment and maintenance service; project construction service and water and electricity etc. public project service such as water and electricity, as well as social service.

4.3.1	Diagram of the ownership and controlling relationship between the Company and the de facto controller

5.	Directors, Supervisors, Senior Management and Substantial Shareholders

5.1	Changes in Shareholdings of Directors, Supervisors and Senior Management of the Company

Name	Position	Sex	Age	Term of Office	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reasons for change
Lu Yiping	Chairman	M	59	2002/6/18 -2005/6/18	3,600	3,600	—
Rong Guangdao	Vice Chairman and President	M	49	2004/6/18 -2005/6/18	3,600	3,600	—
Du Chongjun	Vice Chairman	M	50	2004/6/18 -2005/6/18	1,000	1,000	—
Han Zhihao	Director and Chief Financial Officer	M	53	2004/6/18 -2005/6/18	Nil	Nil	—
Wu Haijun	Director and Vice President	M	42	2004/6/18 -2005/6/18	1,500	1,500	—
Gao Jinping	Director	M	38	2004/6/18 -2005/6/18	Nil	Nil	—
Liu Wenlong*	External Director	M	64	2002/6/18 -2005/6/18	Nil	Nil	—
Zhang Baojian*	External Director	M	60	2002/6/18 -2005/6/18	Nil	Nil	—
Gu Chuanxun	Independent Director	M	69	2002/6/18 -2005/6/18	Nil	Nil	—
Wang Yongshou	Independent Director	M	64	2002/6/18 -2005/6/18	3,600	3,600	—
Wang Xingyu	Independent Director	M	60	2002/6/18 -2005/6/18	Nil	Nil	—
Chen Xinyuan*	Independent Director	M	40	2003/6/18 -2005/6/18	Nil	Nil	—
Dai Shuming	Chairman of Supervisory Committee	M	49	2004/6/18 -2005/6/18	Nil	Nil	—
Zhang Chenghua	Supervisor	M	49	2002/6/18 -2005/6/18	Nil	Nil	—

Name	Position	Sex	Age	Term of Office	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reasons for change
Zhu Weiyan	Supervisor	M	56	2002/6/18 -2005/6/18	Nil	Nil	—
Zhang Jianjun*	External Supervisor	F	53	2002/6/18 -2005/6/18	Nil	Nil	—
Lu Xiangyang*	External Supervisor	M	53	2002/6/18 -2005/6/18	Nil	Nil	—
Zhou Yunnong*	Independent Supervisor	M	62	2003/6/18 -2005/6/18	Nil	Nil	—
Liu Xiangdong*	Independent Supervisor	M	53	2002/6/18 -2005/6/18	Nil	Nil	—
Zhang Zhiliang	Vice President	M	51	2002/6/18 -2005/6/18	3,600	3,600	—
Yin Jihai	Vice President	M	47	2002/6/18 -2005/6/18	Nil	Nil	—
Shi Wei	Vice President	M	45	2003/10/24 -2005/6/18	Nil	Nil	—
Zhang Jianping	Vice President	M	42	2004/7/2 -2005/6/18	Nil	Nil	—
Tang Chengjian	Vice President	M	49	2004/7/2 -2005/6/18	Nil	Nil	—
Zhang Jingming	Company Secretary	M	47	2002/6/18 -2005/6/18	Nil	Nil	—

*	External directors and supervisors whose remunerations were not paid by the Company.

The shares held by the above people are A shares and represented their personal interests in their capacity as beneficial owners.

5.2	Directors and Supervisors Who Also Hold Management Positions at the Company’s Shareholders

Name	Shareholder’s name	Position held	Service term	Salary, allowance received (yes or no)
Liu Wenlong	China Petrochemical Corporation	Formerly assistant to President and chief economist of China Petrochemical Corporation	February 2000 - March 2004 (retired)	Yes

Zhang Baojian	China Petrochemical Corporation	Formerly Deputy Chief Accountant and Manager of Financial Planning of China Petrochemical Corporation	March 2003 - October 2004 (retired)	Yes

Zhang Jianjun	China Petrochemical Corporation	Deputy Director of Compliance Bureau, Deputy Manager of Compliance Department	February 2002 -	Yes

Lu Xiangyang	China Petrochemical Corporation	Deputy Director of Audit Bureau, Deputy Manager of Audit Department	June 1997 -	Yes

5.3	Remuneration of Directors, Supervisors and Senior Management for the Year

RMB’000
Total remuneration for the year	3,140
Total remuneration paid to the 3 highest paid directors	759
Total remuneration paid to the 3 highest paid senior management staff members	610
Allowances paid to the independent directors	240
Other benefits provided to the independent directors	0

Remuneration Bands (RMB)	Number of people
200,000 - 300,000	9
100,000 - 200,000	8

5.4	Interests and Short Positions of Directors, Supervisors and Senior Management in Shares, underlying Shares and Debentures

Other than as set out above, as at 31 December 2004, none of the Directors, Supervisors or Senior Management of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

As at 31 December 2004, none of the Directors, Supervisors or Senior Management of the Company and their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

5.5	Interests and Short Positions of Substantial Shareholders and other Persons in Shares and underlying Shares

As at 31 December 2004, the interests and short positions of substantial shareholders (being persons who are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company) and other persons who are required to disclose their interests pursuant to Part XV of the SFO (including those who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company but excluding the Directors, Supervisors and Senior Management of the Company) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

(1)	(a) Interests in ordinary shares of the Company

Name of shareholder	Number and type of shares held	% of total issued share capital	% of shareholding in the Company’s total issued H shares	Capacity
China Petroleum & Chemical Corporation	4,000,000,000 promoter legal person shares	55.56%	—	Beneficial owner
J.P. Morgan Chase & Co.*	165,842,802 H shares	2.30%	7.12%	Beneficial owner; investment manager; other (lending pool)
HSBC Assets Management (Hong Kong) Limited*	151,664,000 H shares	2.11%	6.51%	Beneficial owner; investment manager; other (lending pool)

*	Such H shares were held through a nominee.

(b)	Interests in underlying shares of the Company

No interests of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

(2)	Short positions in shares and underlying shares of the Company

No short positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

Save as stated above, as at 31 December 2004, no interests or short positions of any person in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

5.6	Audit Committee

The audit committee and the management of the Company have reviewed the accounting principles, accounting standards and discussed matters relating to auditing, internal supervising and financial reporting, including the audited annual report for the year ended 31 December 2004.

6.	Business Review

We have seen a prosperous year last year for the global petroleum and petrochemical industry. The growth of the industry was driven by an overall growth of the world’s economy. China’s petrochemical industry showed an unprecedented affluence and had strong increase in demand growth as a result of continued rapid growth of the national economy and an upsurge of international crude oil prices. The price level of crude oil continued to rise, and the economic efficiency of the petroleum and the petrochemical sector increased remarkably. In 2004, the Company capitalized on market opportunities, ensured safe production, improved management structure, enlarged market sales and intensified internal reforms. The Company recorded substantial improvement in our production, reforms development and economic efficiency. The Company achieved record highs in crude oil processing, production output and product sales and maintained significant growth in terms of its operating results compared to 2003.

Strong Market Demand for Petrochemical Products

The demand for petrochemical products grew strongly in 2004 and the average prices of petrochemical products were remarkably higher than those of the previous year. As a result, the economic efficiency of the whole sector stayed at its historic best. As at 31 December 2004, the weighted average prices of the Company’s synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products increased by 19.43%, 34.50%, 51.36% and 21.72%, respectively, on a year-on-year basis.

Existing Developments and Future Developments

At the end of 2003, the construction of 8,000,000 ton/year atmosphere and vacuum distillation plants commenced. Soon after equipment installation was completed on 15 December 2004, we commenced preparation for production. Its auxiliary project, the 3,300,000 ton/year hydrogenated diesel project commenced construction on 27 December 2004. Expansion of the capacity of the PTA plant to 400,000 ton/year was completed at the end of September 2004. The expanded plant was successfully commissioned on 1 October 2004. The 150,000 ton/year PET plant that adopted the three-kettle process was successfully commissioned on 1 September 2004. A 72- hour test-run was then completed at the beginning of October 2004. In July 2004, the construction of the technology upgrade project for industrial polyester filament of 12,000 ton/year commenced, and was completed at the end of the year. Its fifth production line was successfully commissioned on 28 December 2004. The feasibility study report on a new 380,000 ton/year glycol project was approved by the State Development and Reform Commission in July 2004. The project commenced construction on 25 January 2005. Preparation for future developments such as project proposal optimization, project registration and project approval submission is now underway.

Facilities for the 900,000 ton/year Shanghai Secco Petrochemical Company Limited, jointly invested by the Company, China Petroleum & Chemical Corporation and BP Chemicals East China Investments Limited was completed as scheduled on 30 December 2004. Commissioning of the major production plants will gradually commence in the first quarter of 2005.

Research and Development of technology and new product

In 2004, the Company made new breakthrough in its efforts on technology and products research and development and had successfully completed upgrade of its existing plants. The 150,000 ton/year PET plant adopted the three-kettles process and the selective hydro-desulphurisation of catalytic gasoline project had passed the technology assessment conducted by Sinopec Group. The designing of a 400,000 ton/year proprietary PTA plant, the industrialized experimentation of membrane separation, purification of hydrogen from diesel hydrogenation process, as well as the industrialized experimentation of isopentene isomerization, all proceeded smoothly. The research on antibacterial polypropylene fibres has made good progress. According to publicly available statistics, 518,300 tons of new products (excluding clean gasoline) were produced by the Company in 2004. The output value of new product was RMB4.355 billion, representing an increase of 38.61% from the previous year. The output value ratio for new products was 12.64%, an increase of 2.16 percentage points from the previous year. 789,000 tons of synthetic resins of various types were produced, and the ratio of special resins was 81.17%, an increase of 3.55 percentage points from the previous year. 158,500 tons of differentiated synthetic fibres were produced, and the ratio of differentiated synthetic fibre was 43.99%, an increase of 3.48 percentage points from the previous year. 56 patents were applied for during the year, of which 46 were inventory patents. The Company’s technology centre was granted “Achievement Award for Technologies Centre Endorsed by the State” by the State Development and Reform Commission.

Outlook and Business Initiatives for 2005

We expect that in 2005 the PRC economy will continue its upward rising trend. Following the implementation of macro-economic control measures, the overheating aspect of the economy was mitigated, with the factors contributing to instability and uncertainty being suppressed. Sectors demonstrating weaknesses were strengthened. All of these will lay a sound foundation for a stable and fast growth of the economy. The continued development of the global as well as the domestic economy will bring attractive opportunities to the development of the petroleum and petrochemical industry. In 2005, notwithstanding the commissioning of major joint-venture projects such as Shanghai Secco and Nanjing Yanba, general growth in demand for petrochemical products in the Asia-Pacific region and world-wide is expected to exceed the growth in our production capacity. As a result, production and sales are expected to remain strong as the world’s petrochemical industry will continue to grow. On the other hand, although the overall macro-economic environment is improving, petrochemical enterprises are still subject to a number of instable and uncertain factors, such as volatility in international crude oil prices; increasing pressure on inflation; further fulfillment of the PRC’s obligations for its WTO accession; intensified market competition; persisting short supply of coal, power and transportation facilities; and increasing pressure on environmental protection. All of these factors will have an impact on the production and operation of the petrochemical industry in the PRC, thereby increasing costs and risks to the petroleum and petrochemial industry.

The Company will proactively react to the significant changes occurring to the macro-economic environment. By fully capitalizing on the prevailing excellent business and operation environment, it endeavors to improve the quality of the overall operation of its production system, so as to maintain steady growth in product output, further improve the sales and marketing network and expand total product sales, with a view to obtaining once again outstanding operating results for the Company in 2005.

7.	Board of Directors’ Report

7.1	Management’s Discussion and Analysis on the Major Operating Results of the Group

Unless otherwise specified, financial information included in the Management’s Discussion and Analysis has been extracted from financial statements prepared in accordance with IFRS.

A.	OPERATING RESULTS

General

Our financial performance has been affected by factors arising from operating in a planned economy which are beyond our control. However, with China’s WTO accession, the impact of these factors has gradually been decreasing.

In 2004, the world economy continued to improve. China’s economy also continued its rapid growth. In 2004, the petrochemical industry experienced a relative peak period in this industrial business cycle. Accordingly, we experienced dramatic increases in the weighted average prices of most of our major products due to significant rises in the market prices for these products related to sharply rising crude oil prices and increased demand for our products. In addition, we continued to optimize our production and operation system, and maintained strict control of production costs while maintaining operation of key production facilities at high level of capacity utilization. These factors contributed to a dramatic increase in our 2004 operation results as compared with 2003.

Critical Accounting Policies

Our principal accounting policies are set forth in the note to our consolidated financial statements. According to IFRS, we shall adopt the most appropriate accounting policies and forecast skills, so as to truthfully and fairly reflect our operating results and financial conditions. However, different accounting policies, forecast skills and assumptions applied to key areas may result in substantial difference in the figure of our operating results, especially with respect to impairments mentioned in the following paragraph.

Impairments

If circumstances indicate that the net book value of an asset or an investment may not be recoverable, the asset may be considered “impaired,” and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets.” We review the carrying amounts of long-lived assets periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. We test these assets for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the estimated recoverable amount. The amount of impairment loss is the difference between the carrying amount of the asset before the reduction and the estimated recoverable amount. The recoverable amount is the greater of the estimated net selling price and the value in use. It is difficult to precisely estimate selling prices because quoted market prices for our assets are often not readily available. In determining the value in use, we discount cash flows that we expect the asset to generate to their present value. Determining cash flows that we expect an asset to generate requires significant judgment relating to the expected level of sales volume, selling prices and the amount of operating costs.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes form previous estimates.

Provision for Doubtful Debts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments. Our projection is based on the aging of the trade debtor balance, customer credit-worthiness, and historical write-off experience. If the financial condition of our customers were to deteriorate, actual write-offs might be higher than expected amount.

SUMMARY

This chart shows the annual sales volume and net sales after sales tax (Prepared under IFRS):

	Years ended 31 December
	2002 NET SALES			2003 NET SALES			2004 NET SALES
	Sales Volume (’000 Tons)	(Millions of RMB)	% of Total	Sales Volume (’000 Tons)	(Millions of RMB)	% of Total	Sales Volume (’000 Tons)	(Millions of RMB)	% of Total
Synthetic Fibres	363.5	3,374.3	15.5	395.4	4,092.6	14.1	384.4	4,751.8	12.3
Resins and Plastics	1,146.8	6,440.7	29.6	1,389.8	8,864.3	30.6	1,409.7	12,086.0	31.3
Intermediate Petrochemicals	786.3	2,555.0	11.8	1,021.8	3,851.3	13.3	1,075.8	5,896.6	15.3
Petroleum Products	4,100.2	7,991.2	36.8	4,650.4	10,329.1	35.7	4,828.9	13,101.9	33.9
All others	—	1,361.8	6.3	—	1,805.4	6.3	—	2,827.8	7.2
Total	6,396.8	21,723.0	100.0	7,457.4	28,942.7	100.0	7,698.8	38,664.1	100.0

The following table sets forth a summary statement of income for the years indicated (Prepared under IFRS):

	Years ended 31 December
	2002 NET SALES		2003 NET SALES		2004 NET SALES
	Millions of RMB	% of Net Sales	Millions of RMB	% of Net Sales	Millions of RMB	% of Net Sales
Net sales	21,722.9	100.0	28,942.7	100.0	38,664.1	100.0
Cost of sales	(19,853.9)	(91.4)	(26,396.2)	(91.2)	(33,223.6)	(85.9)
Gross profit	1,869.0	8.6	2,546.5	8.8	5,440.5	14.1
Selling and administrative expenses	(421.2)	(1.9)	(444.7)	(1.5)	(408.1)	(1.0)
Operating income	1,447.8	6.7	2,101.8	7.3	5,032.4	13.1
Other operating income	136.6	0.6	121.1	0.4	277.0	0.7
Other operating expenses	(154.8)	(0.7)	(216.5)	(0.7)	(284.2)	(0.7)
Share of (losses)/profits of associates	16.1	0.1	(24.0)	(0.1)	(36.9)	(0.1)
Net financing costs	(400.7)	(1.9)	(392.0)	(1.4)	(292.0)	(0.8)
Profit before tax	1,045.0	4.8	1,590.4	5.5	4,696.3	12.2
Income tax	(84.5)	(0.4)	(145.1)	(0.5)	(637.1)	(1.7)
Profit after tax	960.5	4.4	1,445.3	5.0	4,059.2	10.5
Minority interests	(44.2)	(0.2)	(43.6)	(0.2)	(88.1)	(0.2)
Profit attributable to shareholders	916.3	4.2	1,401.7	4.8	3,971.1	10.3

RESULTS OF OPERATIONS

Year ended December 31, 2004 compared with year ended December 31, 2003

Net sales

Total net sales increased by 33.59% to RMB38,664.1 million in 2004 compared with RMB28,942.7 million in 2003. In 2004, the price of our petrochemical products increased dramatically compared with 2003. The weighted average price of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products for 2004 increased by varying, resulting in the dramatic increase of our net sales compared with 2003.

Synthetic fibers

Net sales of synthetic fiber products increased by 16.11% to RMB4,751.8 million in 2004 compared with RMB4,092.6 million in 2003, due to a 19.43% increase in their weighted average prices compared with 2003, while the sales volume of synthetic fibers decreased by 2.78% compared with 2003 as a result of decrease in the sales volume of certain synthetic fiber products other than acrylic fiber and industrial fiber. Compared with 2003, the weighted average price of polyester fiber, polyester industrial fiber, acrylic fiber and acrylic top increased by 18.36%, 14.58%, 17.96% and 17.75%, respectively.

Net sales of synthetic fiber products account for 12.29% of our total net sales in 2004, a decrease of 1.85% compared with 2003.

Resins and plastics

Net sales of resins and plastics increased by 36.34% as compared with RMB8,864.3 million in 2003 to RMB12,086.0 million in 2004, attributable to a significant increase of 34.42% in weighted average price and a slight increase of 1.44% in sales volume. Among our resins and plastics products for 2004. During this period, the average sales price of polyester pellet, PVA, polyethylene and polypropylene increased by 25.57%, 24.94%, 44.54% and 30.03%, respectively. The sales volume of polyester pellet, PVA and polyethylene increased by 9.92%, 5.01% and 1.50%, respectively, while the sale volume of polypropylene decreased slightly by 1.29%.

Net sales of resins and plastics account for 31.26% of our total net sales in 2004, increased by 0.63% compared with 2003.

Intermediate petrochemicals

Net sales of intermediate petrochemicals increased by 53.10% as compared with RMB3,851.3 million in 2003 to RMB5,896.6 million in 2004, due to a significant increase of 45.42% in weighted average price and a 5.29% increase in sales volume compared with 2003. Among our intermediate petrochemical products, the weighted average price of ethylene, pure benzol, ethylene glycol, butadiene and ethylene oxide increased respectively by 74.56%, 76.42%, 42.23%, 26.16% and 35.65%, while the sales volume of major products decreased slightly, except for pure benzol and ethylene glycol, the sales volume of which increased by 6.71% and 11.31%, respectively.

Net sales of intermediate petrochemicals account for 15.25% of our total net sales in 2004, increased by 1.94% compared with 2003.

Petroleum products

Net sales of petroleum products increased by 26.84% as compared with RMB10,329.1 million in 2003 to RMB13,101.9 million in 2004, due to an increase of 21.22% in the weighted average price and 3.84% in sales volume of these products. The weighted average price of gasoline, diesel oil and aviation kerosene increased by 14.66%, 20.70% and 26.74%, respectively. The sales volume of gasoline and aviation kerosene decreased by 25.76% and 6.18%, while the sales volume of diesel oil increased by 13.39%.

Net sales of petroleum products account for 33.89% of our total net sales in 2004, decreased by 1.80% as compared with the previous year.

Trading and other activities

Revenues from trading and other activities increased by 56.64% to RMB2,827.8 million in 2004 compared with RMB1,805.3 million in 2003.

Cost of sales

Cost of sales increased by 25.86% to RMB33,223.6 million in 2004 compared with RMB26,396.2 million in 2003, accounts for 85.93% of the net sales for 2004, primarily due to a significant increase in the price of crude oil which is our major raw material, and the increase in the volume of certain intermediate raw materials we purchased to meet our requirements for production and operation. We have strengthened the management of production and operation, and closely controlled the consumption of raw materials and energy in the production process. These efforts, however, could not completely offset the significant increase in cost of sales due to the aforesaid factors.

Crude Oil

In 2004, we processed 9,109,400 tons of crude oil increased by 5.80% compared with 8,610,000 tons in 2003 (of which 602,500 tons were processed on a sub-contracted basis), an increase of 499,300 tons as compared to the same period last year (56,900 tons of sub-contracting processing in 2003). Excluding oil processed on a sub-contracted basis, the volume of crude oil processed by us of imported oil, offshore oil and Shengli oil, respectively, were 7,968,200 tons, 459,300 tons and 79,400 tons.

Total cost of crude oil processed by us in 2004 was RMB19,615.6 million, an increase of 24.43% as compared with RMB15,764.9 million in 2003 and accounted for 59.04% of the cost of sales. Reflecting substantial increases in the price of crude oil in international market, the weighted average cost of crude oil for the Group was RMB2,305.85 per ton, representing an increase of 25.50% as compared to last year. The weighted average cost of imported oil, offshore oil and Shengli oil are RMB2,302 per ton, RMB2,472 per ton & RMB1,702 per ton respectively.

Other expenses

Expenses for other ancillary materials was RMB6,091.6 million in 2004, an increase of 54.64% as compared with RMB3,939.4 million in 2003 primarily due to increase in the volume of intermediate petrochemicals, such as ethylene, ethylene glycol, propylene and polyvinyl alcohol, purchased during the year. Depreciation decreased slightly from RMB1,850.0 million in 2003 to RMB1,794.1 million in 2004. The decrease of depreciation was primarily due to write off or full depreciation of certain production equipment during the reporting period. Energy and power costs increased from RMB732.5 million in 2003 to RMB 792.0 million due to an increase in the price of coal and electricity in 2004. Labor and maintenance costs also increase from RMB1,090.7 million and RMB787.2 million in 2003 to RMB1,172.4 million and RMB920.5 million respectively during the year.

Selling and administrative expenses

Selling and administrative expenses was RMB408.1 million, a decrease of 8.22% compared with RMB444.7 million in 2003, primarily due to our continued efforts in internal optimization, and improved efficiency in operation and management.

Operating income

Operating income was RMB5,025.2 million, a significant increase of 150.46% as compared with RMB2,101.8 million in 2003, primarily due to significant increase in net sales related to increase in weighted average price of our major products during the year, which offset the negative impact of a significant increase in the cost of crude oil.

Other operating income

Other operating income was RMB277.0 million in 2004, an increase of 128.78% as compared with RMB121.1 million in 2003 primarily due to an increase in income from gain on disposal of property, plant and equipment, services and investments.

Other operating expenses

Other operating expenses increased by 31.33% from RMB216.4 million in 2003 to RMB284.2 million in 2004, primarily due to the increase in employee reduction expenses by RMB48.4 million during the year.

Net financing costs

Our net financing costs was RMB 292.0 million in 2004, a decrease of 25.51% as compared with RMB392.0 million in 2003, which was primarily due to the increase percentage of our lower interest rate foreign currency loans and reduced our total amount of borrowings in 2004.

Profit before tax

Our profit before tax was RMB4,696.2 million, an increase of 195.29% as compared with RM1,590.4 million in 2003 during the year.

Income tax

Our income tax increased by 339.08% to RMB637.1 million in 2004 compared with RMB145.1 million in 2003. This increase was primarily due to a substantial increase in gross profit. In 2004, we were entitled to a tax refund of RMB 75.6 million in respect of purchase of domestically manufactured equipment for technological improvement.

We continued to pay income tax at a preferential rate of 15% in 2004. This preferential rate was first applied to us under approval from State tax authorities effective from January 1, 1993. According to relevant taxation regulation issued by the Ministry of Finance and the State Administration of Taxation, the first nine H-Share listed companies (including the Company) were permitted to pay income tax at a 15% tax rate for years in 1996 and 1997. From 1998 to 2004, the tax privilege was not revoked by the relevant government authorities. However, we cannot be sure whether the Ministry of Finance will maintain the 15% tax rate in 2005.

Profit after tax

Profit after tax was RMB4,059.2 million in 2004, a significant increase of 180.85% as compared with RMB1,445.3 million in 2003 mainly due to the significant increase in profit before tax.

B.	LIQUIDITY AND CAPITAL RESOURCES

The Group’s primary sources of capital are operating cash flow and loans from unaffiliated banks. The Group’s primary uses of capital are costs of goods sold, operating expenses and capital expenditures.

Capital Resources

Cash flows provided from operating activities

Net cash flow provided from operating activities was RMB4,589.7 million in 2004, an increase of RMB2,312.8 million as compared with RMB2,277 million in 2003. Due to the significant increase in the net sales of our major products in the year, profit before tax net of depreciation of RMB6,490.3 million in 2004, an increase of RMB 3,049.9 million compared with RMB3,440.4 million in 2003. Increased inventories led to an increase in operating cash outflow by RMB 223.5 million in 2004 (as compared with an increase in operating cash outflow by RMB 120.6 million in 2003). Change in accounts payable and other payables led to an increase in operating cash outflow by RMB 376.9 million in 2004 (as compared with cash outflow by RMB 478.8 million in 2003). Increase in debtors, bills receivable and deposits led to a decrease in operating cash inflow by RMB 515 million in 2004 (as compared with a decrease in operating cash inflow of RMB346.0 million in 2003). In addition, our income tax payment increased significantly due to a significant increase in profit during the reporting period. In 2004, income tax payment led to an increase in operating cash outflow by RMB550.9 million (as compared with RMB78.1 million cash outflow in 2003).

Borrowings

Our borrowings in 2004 was RMB7,014.9 million, a decrease of RMB1,766.7 million compared with RMB8,781.6 million in 2003, of which short-term borrowings was RMB5,000.3 million, a decrease of RMB574.4 million compared with RMB5,574.7 million in 2003. Short-term borrowings were primarily used to meet our needs for working capital during the production and operation process, all carried floating interest rates and were denominated in Renminbi. Long-term borrowings was RMB2,014.6 million in 2004, a decrease of RMB1,192.2 milllion as compared with RMB3,206.8 million in 2003. Most of our long-term borrowings are used for capital expansion projects.

We managed to maintain our asset-liability ratio by enhancing control over both liabilities, including bank borrowings, and financing risks. We generally do not experience any seasonality in borrowings. Rather, due to the planned nature of capital expenditures, long-term borrowings can be arranged in advance of expenditures while short-term borrowings are used to meet operational needs. The terms of our existing bank loans do not restrict our ability to pay dividends on our shares.

Debt-equity ratio

Our debt-equity ratio was 9.9% in 2004 compared to 17.6% in 2003. The ratio is computed by (total long-term loans) /(total long-term loans + shareholders’ equity).

Employees

As at December 31, 2004, the number of our employees was 28,451.

Our staff costs for the year ended 31 December 2004 was RMB1,172.4 million.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We maintain a range of technology development units, including Petrochemical Research Institute, Fiber Research Institute and Technology Development Company, for research and development with respect to new technology, new products, production processes and equipment, downstream processing of petrochemical products, oil refining, chemical machinery, chemical technology, catalysts and environmental protection. Our research and development expenditures in 2002, 2003 and 2004 were RMB84.0 million, RMB101.2 million and RMB74.7 million respectively, representing approximately 0.4%, 0.3% and 0.2% of our total sales, respectively, in those years.

We are not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts or new production processes.

D.	OFF-BALANCE SHEET ARRANGEMENTS

As of 31 December 2004, our contingent liabilities amounted to RMB101.9 million in respect of guarantees issued to banks in favour of our associated companies and other unlisted investments while such contingent liabilities as of 31 December 2003 was RMB129.1 million. Our guarantees issued to bank in favour of associated companies, other unlisted investments companies and subsidiaries are limited to the respective share in equity interest held by us. Please refer to section 8.3 and 8.5 for the detailed information of our guarantees and capital commitments.

E	CONTRACTUAL OBLIGATIONS

The following table sets forth our obligations to make future payments under contracts effective as of 31 December 2004.

	As of 31 December 2004 Payment due by period
	Total (RMB)	Less than 1 year (RMB)	1-3 years (RMB)	4-5 years (RMB)	After 5 years (RMB)
	(in thousand)
Contractual obligations
Short-term loan	3,742,727	3,742,727	—	—	—
Long-term loan	3,272,192	1,257,578	1,886,758	62,297	65,559
Total contractual obligations	7,014,919	5,000,305	1,886,758	62,297	65,559

F.	OTHER INFORMATION

Foreign Exchange Risks

Since we purchase our major raw materials (crude oil) through Sinopec Corp from overseas, and also export a portion of our petroleum products directly through Sinopec Corp, a change in exchange rates will indirectly affect the prices of our raw materials and products which will have a discernible impact on our profitability. In addition, as discussed above, since a small part of our debts are denominated in foreign currencies, a change in the relevant exchange rates will affect the level of our financial expense which will also have an impact on our profitability.

Capital Expenditures

In 2004, our capital expenditures amounted to RMB2,206.0 million, representing an increase of RMB921.1 million as compared with RMB1,284.9 million in 2003. The expenditures in 2004 were for the following projects:

Project	Amount RMB’000	Progress as at December 31, 2004
Renovation of No. 1 atmosphere and vacuum distillation facility	392,900	in progress
400,000 tons/year PTA unit renovation	246,000	in progress
150,000 tons/year polyester renovation	150,000	completed
12,000 tons/year terylene filament	198,000	in progress
Material supply pipeline between Shanghai Petrochemical and SECCO	180,000	in progress
Shanghai Petrochemical south-north key pipeline expansion	181,700	in progress

The estimated capital expenditure for 2005 is RMB2,700 million, mainly for the completion of the aforesaid projects, and also the 380,000 ton per year glycol project, unit for adding hydrogen in diesel oil, renovation to the oil refining process and other technological renovation projects.

Ethylene Joint Venture

Late in 2001, we established Secco, a Sino-foreign equity joint venture together with BP and Sinopec Corp. We own 20%, while BP and Sinopec Corp own 50% and 30%, of the equity interest of Secco, respectively. Secco’s total registered capital is US$901,440,964, of which we will provide the Renminbi equivalent amount of US$180,287,952. As of 31 December 2004, we paid approximately RMB1,200.5 million of the above sum. All of our contribution will be made in 2005.

We plan to fund our capital expenditures from operating cash income and available bank loans.

Purchase, Sale and Investment

Except as disclosed in the annual report, during the year 2004, there was no material purchase or sale of our subsidiaries or associated companies or any other material investments.

Pledge of Assets

At 31 December 2004, no property and equipment were pledged by us. (2003: RMB414.3 million).

Accounting principles generally accepted in the United States of America (“U.S. GAAP”) Reconciliation

The financial statements prepared in accordance with IFRS differ in certain significant respects from U.S. GAAP. Please see section 10.5 for supplementary information for North American shareholders. As a result of these differences and the effect after tax, our net profit reported under U.S. GAAP was higher than net profit reported under IFRS by RMB175.0 million in 2004, RMB166.7 million in 2003 and RMB208.3 million in 2002. Shareholders’ equity reported under U.S. GAAP was higher than shareholders’ equity reported under IFRS by RMB64.7 million as of 31 December 2004 and lower by RMB110.2 million as of 31 December 2003.

7.2	Summary of segmental results (Prepared under PRC Accounting Rules & Regulations)

By segment	Income from principal operations	Cost of sales	Gross profit margin	Increase/ decrease of income from principal operations compared to last year	Increase/ decrease of cost of sales compared to last year	Increase/ decrease of gross profit margin compared to last year
	(RMB’000)	(RMB’000)	(%)	(%)	(%)	(%)
Synthetic fibres	4,777,981	4,378,130	8.37	16.11	13.92	1.76
Resins and plastics	12,154,361	9,610,613	20.93	36.45	24.49	7.60
Intermediate petrochemicals	5,941,589	3,861,757	35.00	53.14	39.77	6.21
Petroleum products	13,692,352	11,807,416	13.77	26.38	24.22	1.50
All others	2,836,250	2,351,166	17.10	54.96	66.63	-5.83
Including: connected transactions	14,758,628	13,428,681	9.01	40.81	39.33	0.96

Price-setting principles of connected transactions	The Board of Directors of the Company believes that the above connected transactions were entered into in the normal course of business and were conducted on normal commercial terms or in accordance with the terms of the relevant agreements. The above transactions were confirmed by the Company’s independent non-executive Directors.

Description on the necessity and continuity of connected transactions	Connected transactions mainly comprised purchase of crude oil and sale of petroleum products. The distribution of crude oil, the major production raw material of the Group, and the prices and sale of petroleum products are regulated by the State and executed by Sinopec Corp. As long as the State does not give up control over the purchase of crude oil as well as the sale and prices of petroleum products, such connected transactions will continue to happen.

7.3	Analysis of the geographical segments for the principal operations

		RMB’000
Region	Income from principal operations	Change compared with 2003
		(%)

Eastern China	37,364,574	42.10
Other regions in China	1,944,062	10.02
Exports	93,897	-93.77

7.4	Suppliers and customers of the Company

	RMB’million
Total purchases from the top five suppliers	19,112	Percentage of total purchases	75%
Total sales to the top five customers	15,673	Percentage of total sales	40%

7.5	Major investments made out of funds other than proceeds from subscription

For details of projects made out of funds other than proceeds from subscription, please see 7.1(F) - Capital Expenditures.

7.6	The Board of Directors’ proposal for profit appropriation

Net profit of the Company for the year ended 31 December 2004 amounted to RMB3,971,265,000 under PRC Accounting Rules and Regulations (RMB3,971,103,000 under IFRS). After two transfers, each amounting to 10% of the profit after tax, or RMB397,127,000, made to the statutory surplus reserve and the statutory public welfare fund, respectively, profit available for distribution to shareholders amounted to RMB3,177,011,000 (RMB3,176,849,000 under IFRS). The Board of Directors proposed to declare a final dividend of RMB2.00 (incl. tax) per ten shares. With reference to the total number of shares of 7,200,000,000 for the year ended 31 December 2004, the total dividend amount will be RMB1,440,000,000.

7.7	Purchase, sale and redemption of shares

During the year of 2004, the Company and its subsidiaries did not purchase, sell or redeem any of the shares of the Company.

7.8	Compliance with Code of Best Practice

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not during the reporting period, in compliance with Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

8.	Significant Events

8.1	Assets Purchase

Please see 8.4(c) - Major connected transactions

8.2	Assets Transfer

Please see 8.4(c) - Major connected transactions

8.3	Material guarantees

Guaranteed entities	Date (Agreement signing date)	Guarantee amount (Rmb’000)	Type of guarantee	Guarantee period	Guarantee expired	Guarantee for a connected party
Shanghai Golden Conti Petrochemical Company Limited	20 September 2004	20,000	Bank loan	1 year	No	Yes
Shanghai Golden Conti Petrochemical Company Limited	25 August 2004	100,000	Bank loan	1 year	No	Yes
Shanghai Golden Conti Petrochemical Company Limited	9 May 2004	80,000	Bank loan	1 year	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	21 December 1998	7,400	Bank loan	7 years	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	6 December 2004	50,000	Bank loan	1 year	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	18 June 2002	24,500	Bank loan	5 years	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	2 June 2003	130,000	Bank loan	3 years	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	19 May 2004	50,000	Bank loan	1 year	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	19 May 2004	40,000	Bank loan	1 year	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	28 November 2002	110,000	Bank loan	3 years	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	26 November 2004	14,500	Bank loan	1 year	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	30 June 2004	132,424	Bank loan	1 year	No	Yes
Shanghai Jinsen Hydrocarbon Resins Company Limited	23 March 2004	40,000	Bank loan	3 years	No	Yes
Hangzhou Jinshan Real Estate Company	29 September 2004	24,800	Bank loan	1 year	No	Yes
Jinshan Hotel	28 December 2001	13,250	Bank loan	5 years	No	Yes
Others	1 March 1999 to 20 December 2004	43,871	Bank loan and joint guarantee	1 year to 6 years	No	Yes

Amount of guarantees signed in 2004 (Rmb’000)*	78,500
Guarantee amount (Rmb’000)*	101,886
Including: Guarantee for connected parties (Rmb’000)*	101,886
Amount of guarantees to subsidiaries signed by the company in 2004 (Rmb’000)	506,959
Total guarantee amount (Rmb’000)	880,745
Guaranteed amount as a percentage of net asset value of the Company prepared in accordance with PRC Rules and Regulations	5%

*	Excludes the amount of guarantees given by the Company in favour of subsidiaries

Guarantees issued to banks in favour of subsidiaries, associates and other non-listed companies are given to the extent of the Company’s respective interest in these entities.

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. As at 31 December 2004 and 2003, the Company was of the view it was not probable that it would be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s and the Company’s obligation under the guarantees arrangement.

As at 31 December 2004, the Group and the Company issued guarantees in favour of related parties, in which the Group and the Company held less than 50% shareholdings, companies (mainly subsidiaries) of liabilities-assets ratio (total liabilities divided by total assets) of more than 70% or the guarantees without back-to-back arrangement, amounting to RMB880,745,000.

8.4	Major connected transactions

The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) has confirmed that the conditional waivers (the “waivers”) granted to the Company exempting it from compliance with certain ongoing disclosure and shareholders’ approval requirements under the Listing Rules in relation to connected transactions as described in the prospectus of the Company dated 6 July 1993, would remain valid upon completion of the reorganisation of China Petrochemical Corporation (“Sinopec”), the former substantial shareholder of the Company.

Following completion of the reorganisation of Sinopec, the connected transactions which were previously carried out between the Company and Sinopec and their respective associates under the waivers are carried out between the Company and China Petroleum & Chemical Corporation and their respective associates. The Stock Exchange has confirmed that these connected transactions will be covered by the waivers on the basis that there is no change in the ultimate controlling shareholder of the Company.

The Board believes that the transactions listed below were entered into the ordinary course of business and on normal commercial terms or in accordance with the terms of the agreements governing these transactions.

Details of the Group’s connected transactions during the reporting year are set out in note 30 of the financial statements prepared in accordance with the PRC Accounting Rules and Regulations.

(a)	Connected debts and liabilities

RMB’000

	Funds provided to the connected parties		Funds provided by the connected parties to the listed company
Connected parties	Net transaction amount	Balance	Net transaction amount	Balance
Sinopec Transport and Storage Branch	64,401	162,057	1,526	1,526
Other connected parties	82,372	88,726	142,630	179,656

(b)	The following transactions are the significant related party transactions relating to sales and purchases of goods and provision of services that occurred during the year ended 31 December 2004:

Type of transactions	Related parties	Amount RMB’000	Percentage of total amount of the type of transaction %
Sales of products and service fee income	Sinopec Huadong Sales Company	11,472,712	29.12
	Other fellow subsidiaries	3,291,771	8.35
Purchases	China International United Petroleum & Chemicals Co. Ltd. (Unipec)	7,944,599	31.09
	Sinopec Transport and Storage Branch	6,885,060	26.94
	Sinopec International Co., Ltd.	1,612,230	6.31
Construction and installation fees	China Petrochemical Corporation & its subsidiaries	199,676	83.66

The Group is of the opinion that the purchases of goods from the above related parties ensure a steady and secure supply of raw materials, and that sales to the above related parties ensure that the Group maintains important sales channels. The construction and installation fees were paid to China Petroleum & Chemical Corporation strictly in compliance with the respective contracts. These connected transactions are beneficial to the Group.

(c)	Major connected transactions entered into by the Company during the reporting period:

Type	Transaction date	Transaction details	Transaction parties	Pricing principles	Assets book value (RMB)	Appraised value (RMB)	Transaction price (RMB)	Method of settlement
Labour	14 September 2004	Refurbishment of the Company’s 400,000 tons/ year Pure Terephthalic Acid (PTA) Plant note 1	China Petrochemical Corporation Ningbo Engineering Co	Tender	—	—	10,989,575	Through the payment system for the construction finances of the Company
Assets purchase	14 September 2004	Hoist equipment purchase note 2	Shanghai Petrochemical Mechanical Manufacturing Co. Ltd.	Appraisal	24,019,700	29,112,000	28,800,000	Paid by bank transfer
Assets transfer	14 September 2004	Transfer of land use rights in respect of an area of 662,192.70 square meters located at Jianqiao village, Quantang town, Pinghu, Zhejiang Province note 3	China Petrochemical Corporation Pipelines Transportation Company	Appraisal	23,597,900	50,360,000	50,360,000	Paid by bank transfer
Assets transfer	30 November 2004	Transfer of catalysts-related assets note 4	China Petroleum & Chemical Corporation	Appraisal	40,885,200	49,916,200	49,916,200	Paid by bank transfer

Note:

1)	It was considered and approved in the eighteenth meeting of the fourth session of the Board convened on 14 September 2004 by means of correspondence that the Company entered into the Project Construction Contract with China Petrochemical Corporation Ningbo Engineering Co., pursuant to which China Petrochemical Corporation Ningbo Engineering Co. will provide certain project construction contracting services in connection with the refurbishment of the Company’s 400,000 tons / year Pure Terephthalic Acid (PTA) Plant. The Company and China Petrochemical Corporation Ningbo Engineering Co. are both under the same ultimate controller. The relevant announcement was published in Shanghai Securities Journal, China Securities Journal, South China Morning Post of Hong Kong and Hong Kong Commercial Daily on 15 September 2004;

2)	It was considered and approved in the eighteenth meeting of the fourth session of the Board convened on 14 September 2004 by means of correspondence that the Company entered into the Hoist Equipment Purchase Agreement with Shanghai Petrochemical Mechanical Manufacturing Co. Ltd. for the purchase of TC1800S Demag Hoist Equipment, which has a lifting capacity of 450 tons. The Company and Shanghai Petrochemical Mechanical Manufacturing Co. Ltd. are both under the same ultimate controller. The relevant announcement was published in Shanghai Securities Journal, China Securities Journal, South China Morning Post of Hong Kong and Hong Kong Commercial Daily on 15 September 2004;

3)	It was considered and approved in the eighteenth meeting of the fourth session of the Board convened on 14 September 2004 by means of correspondence that the Company entered into the Land Use Right Transfer Contract with China Petrochemical Corporation Pipelines Transportation Company for the transfer of land use rights legally owned by the Company in connection with an area of 662,192.70 square meters located at Jianqiao village, Quantang town, Pinghu, Zhejiang Province. The Company and China Petrochemical Corporation Pipelines Transportation Company are both under the same ultimate controller. The relevant announcement was published in Shanghai Securities Journal, China Securities Journal, South China Morning Post of Hong Kong and Hong Kong Commercial Daily on 15 September 2004;

4)	It was considered and approved in the twentieth meeting of the fourth session of the Board convened on 30 November 2004 by means of correspondence that the Assets Transfer Agreement that Company entered into with China Petroleum and Chemical Corporation for the transfer of the Catalysts-Related Assets. China Petroleum and Chemical Corporation is the controlling shareholder of the Company. The relevant announcement was published in Shanghai Securities Journal, China Securities Journal, South China Morning Post of Hong Kong and Hong Kong Commercial Daily on 1 December 2004.

8.5	Capital commitments

The Group and the Company had capital commitments outstanding at 31 December not provided for in the financial statements as follows:

	The Group and the Company
	2004 RMB’000	2003 RMB’000
Property, plant and equipment
Contracted but not provided for	322,797	119,990
Authorised by the Board but not contracted for	1,824,985	2,094,840
	2,147,782	2,214,830
Investment
Contracted but not provided for	295,886	858,706
	2,443,668	3,073,536

8.6	Overview of the performance of duties by independent directors

(1)	Attendance at board meetings by independent directors

Name of independent directors	Attendance at Board meetings during the year	Attendance in person (no. of times)	Attendance by proxy (no. of times)	Absence (no. of times)
Gu Chuanxun	11	10	1	—
Wang Xingyu	11	11	—	—
Wang Yongshou	11	11	—	—
Chen Xinyuan	11	10	1	—

The independent directors of the Company attended the 2003 Annual General Meeting, the 2004 Extraordinary General Meetings and the 2004 board meetings, and have fully fulfilled the functions of independent directors. They participated in considering and approving the resolutions in respect of the 2003 annual report, the 2004 interim report, quarterly reports the profit appropriation plan and connected transactions. They expressed their opinions on the basis of their work experience and professionalism and conscientiously performed their duties as independent directors. In addition, they gave independent opinions on major matters such as appointments of senior management staff members and connected transactions. The independent directors have fulfilled their duties in a independent, trustworthy and diligent manner to safeguard the interests of shareholders, in particular minority shareholders, in accordance with the authority conferred on as stipulated by the relevant laws and regulations and the Articles of Association.

For the matters which have been considered by the independent directors, all which were agreed and approved.

8.7	Material litigation

The Group was not involved in any material litigation or arbitration in 2004.

9.	Report of the Supervisory Committee

During the reporting period, the Supervisory Committee monitored the compliance of the management staff with the relevant laws and regulations, and the implementation of the Articles of Association, the resolutions of the shareholders’ general meetings and the resolutions of the board meetings. None of the directors, general managers and senior management staff, while carrying out their duties, had been found to be in violation of the laws and regulations, the Articles of Association and the management system or has taken actions detrimental to the interests of the Company and the shareholders.

10.	Financial Information

10.1	Audit Opinion

The Company’s and the Group’s financial statements prepared under PRC Accounting Rules and Regulations have been audited by Hu Qiong (year of service: 1 year) and Hu Genxin (year of service: 1 year) of KPMG Huazhen and an audit report with an unqualified audit opinion was issued. Also, the consolidated financial statements of the Group prepared under IFRS have been audited by KPMG and an audit report with an unqualified audit opinion was issued.

10.2	Financial statements prepared under PRC Accounting Rules and Regulations

Balance Sheet

	As at 31 December
	Group		Company
	2004 RMB’000	2003 RMB’000	2004 RMB’000	2003 RMB’000
Assets
Current assets
Cash at bank and in hand	1,694,500	2,006,236	1,163,399	1,435,735
Bills receivable	1,708,792	1,333,093	1,556,250	1,203,651
Trade debtors	602,597	597,508	449,810	482,277
Other debtors	619,281	401,478	729,750	309,693
Advance payments	260,736	179,464	186,284	142,111
Inventories	3,727,749	3,475,872	3,216,615	2,990,532

Total current assets	8,613,655	7,993,651	7,302,108	6,563,999
Long-term investments
Long-term equity investments	2,615,350	2,090,578	4,104,456	3,379,501

Fixed assets
Fixed assets at cost	32,904,209	31,740,428	28,983,520	27,906,284
Less: Accumulated depreciation	16,164,713	14,683,112	14,348,615	13,083,483

	16,739,496	17,057,316	14,634,905	14,822,801
Less: Provision for impairment loss on fixed assets	58,945	24,600	58,945	24,600

Fixed assets net book value	16,680,551	17,032,716	14,575,960	14,798,201
Construction materials	20,226	28,387	20,226	27,810
Construction in progress	763,450	374,780	708,089	351,480

Total fixed assets	17,464,227	17,435,883	15,304,275	15,177,491
Intangible assets	22,415	35,863	22,415	35,863
Deferred tax assets	41,442	24,853	40,154	24,853

Total assets	28,757,089	27,580,828	26,773,408	25,181,707

	As at 31 December
	Group		Company
	2004 RMB’000	2003 RMB’000	2004 RMB’000	2003 RMB’000
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	3,742,727	4,575,588	3,034,556	3,694,990
Bills payable	274,000	265,693	94,888	190,737
Trade creditors	911,940	1,355,833	708,151	1,041,587
Receipts in advance	321,869	362,840	291,540	310,961
Wages payable	63,522	51,032	58,152	43,391
Staff welfare payable	77,798	68,335	35,909	30,684
Taxes payable	260,111	278,332	228,059	265,227
Other creditors	17,554	9,408	7,226	6,814
Other payables	484,061	491,945	421,971	379,518
Accrued expenses	21,399	21,508	16,839	13,019
Current portion of long-term loans	1,257,578	999,141	1,114,899	755,815

Total current liabilities	7,432,559	8,479,655	6,012,190	6,732,743
Long-term liabilities
Long-term loans	2,014,614	3,206,848	1,858,937	2,941,948
Other long-term liabilities	34,551	46,069	—	—

Total long-term liabilities	2,049,165	3,252,917	1,858,937	2,941,948

Total liabilities	9,481,724	11,732,572	7,871,127	9,674,691
Minority interests	373,084	341,240	—	—
Shareholders’ equity
Share capital	7,200,000	7,200,000	7,200,000	7,200,000
Capital reserves	2,856,278	2,856,278	2,856,278	2,856,278
Surplus reserves	4,196,096	3,401,842	4,196,096	3,401,842
Of which: Statutory public welfare fund	1,375,702	978,575	1,375,702	978,575
Undistributed profits (including dividend declared after the balance sheet date of RMB1,440,000,000 (2003: approved final dividend amounted to RMB576,000,000))	4,649,907	2,048,896	4,649,907	2,048,896

Total shareholders’ equity	18,902,281	15,507,016	18,902,281	15,507,016

Total liabilities and shareholders’ equity	28,757,089	27,580,828	26,773,408	25,181,707

Income Statement and Profit Appropriation Statement

	For the years ended 31 December
	Group		Company
	2004 RMB’000	2003 RMB’000	2004 RMB’000	2003 RMB’000
Income from principal operations	39,402,533	29,567,140	34,930,717	27,931,028
Less: Cost of sales	32,009,082	25,242,197	28,251,458	24,167,489
Business taxes and surcharges	738,474	624,457	727,082	596,954

Profit from principal operations	6,654,977	3,700,486	5,952,177	3,166,585
Add: Profit from other operations	130,298	82,795	70,106	46,361
Less: Selling expenses	395,694	444,703	272,378	308,801
Administrative expenses	1,265,594	1,193,327	1,010,994	994,262
Financial expenses	315,809	402,614	266,748	371,810

Profit from operations	4,808,178	1,742,637	4,472,163	1,538,073
Add: Investment income	72,539	17,573	256,832	135,905
Non-operating income	83,058	19,376	59,184	5,160
Less: Non-operating expenses	270,716	202,984	251,481	174,525

Total profit	4,693,059	1,576,602	4,536,698	1,504,613
Less: Income tax	633,729	147,436	565,433	119,057
Minority interests	88,065	43,610	—	—

Net profit	3,971,265	1,385,556	3,971,265	1,385,556
Undistributed profits at the beginning of the year	2,048,896	1,300,452	2,048,896	1,300,452

Distributable profits	6,020,161	2,686,008	6,020,161	2,686,008
Less: Transfer to statutory surplus reserve	397,127	138,556	397,127	138,556
Transfer to statutory public welfare fund	397,127	138,556	397,127	138,556
Distributable profits to shareholders	5,225,907	2,408,896	5,225,907	2,408,896
Less: Appropriated ordinary dividend	576,000	360,000	576,000	360,000

Undistributed profits at the end of the year (including dividend declared after the balance sheet date of RMB1,440,000,000 (2003: RMB 576,000,000))	4,649,907	2,048,896	4,649,907	2,048,896

Cash Flow Statement

			For the year ended 31 December 2004
	Note		Group RMB’000	Company RMB’000
Cash flows from operating activities:
Cash received from sale of goods and rendering of services			47,612,688	41,390,675
Refund of taxes and levies			60,765	18,006
Other cash received relating to operating activities			12,602	5,557

Sub-total of cash inflows			47,686,055	41,414,238
Cash paid for goods and services			(39,666,664)	(34,665,160)
Cash paid to and on behalf of employees			(1,542,465)	(993,891)
Cash paid for all types of taxes			(1,514,077)	(1,377,790)
Other cash paid relating to operating activities			(54,829)	(44,430)

Sub-total of cash outflows			(42,778,035)	(37,081,271)

Net cash flows from operating activities	(a	)	4,908,020	4,332,967

Cash flows from investing activities:
Net cash received from disposal of investments			101,461	—
Maturity of time deposits with financial institutions			225,218	37,485
Cash received from investment income			96,591	205,078
Net cash received from disposal of fixed assets			112,949	51,040
Other cash received relating to investing activities			42,750	32,637
Sub-total of cash inflows			578,969	326,240

Cash paid for acquisition of fixed assets and other long-term assets			(2,177,570)	(2,008,812)
Cash paid for purchase of investments			(650,285)	(636,319)
Increase in time deposits with financial institutions			(63,333)	—
Sub-total of cash outflows			(2,891,188)	(2,645,131)
Net cash flows from investing activities			(2,312,219)	(2,318,891)

Cash flows from financing activities:
Proceeds from borrowings			5,214,936	4,102,226

Sub-total of cash inflows			5,214,936	4,102,226
Repayment of borrowings			(6,981,696)	(5,486,689)
Cash paid for dividends, profit distribution and interest			(978,917)	(864,489)

Sub-total of cash outflows			(7,960,613)	(6,351,178)

		For the year ended 31 December 2004
	Note	Group RMB’000	Company RMB’000
Net cash flows from financing activities		(2,745,677)	(2,248,952)
Effects of foreign exchange rate changes		25	25
Net decrease in cash and cash equivalents	(b)	(149,851)	(234,851)

Notes to Cash Flow Statement

(a)	Reconciliation of net profit to cash flows from operating activities

	Group 2004 RMB’000	Company 2004 RMB’000
Net profit	3,971,265	3,971,265
Depreciation	1,840,485	1,602,629
Provision for impairment losses of fixed assets	34,345	34,345
Provision for bad debts	8,487	(13,481)
Provision for inventories	(11,841)	(16,250)
Amortisation of intangible assets	13,448	13,448
Loss on disposal of fixed assets	9,544	9,361
Financial expenses	306,004	259,672
Investment income	(72,539)	(256,832)
Deferred tax assets	(16,589)	(15,301)
Increase in inventories	(240,036)	(209,833)
Increase in operating receivables	(629,433)	(703,948)
Decrease in operating payables	(393,185)	(342,108)
Minority interests	88,065	—
Net cash flows from operating activities	4,908,020	4,332,967

(b)	Net decrease in cash and cash equivalents

	Group 2004 RMB’000	Company 2004 RMB’000
Cash at the end of the year	1,690,500	1,163,399
Less: Cash at the beginning of the year	(1,840,351)	(1,398,250)
Net decrease in cash and cash equivalents	(149,851)	(234,851)

10.3	Financial statements prepared under IFRS

Consolidated Income Statement

For the years ended 31 December

	Note	2004 RMB’000	2003 RMB’000
Turnover		39,402,533	29,567,140
Business taxes and surcharges		(738,474)	(624,457)
Net sales		38,664,059	28,942,683
Cost of sales		(33,223,604)	(26,396,224)
Gross profit		5,440,455	2,546,459
Selling and administrative expenses		(408,144)	(444,703)
Other operating income		277,005	121,079
Other operating expenses
Employee reduction expenses		(112,526)	(64,108)
Others		(171,638)	(152,324)
Total other operating expenses		(284,164)	(216,432)

Profit from operations		5,025,152	2,006,403
Share of losses of associates		(36,915)	(24,017)
Net financing costs		(292,008)	(392,021)
Profit from ordinary activities before tax	1	4,696,229	1,590,365
Taxation	2	(637,061)	(145,065)
Profit from ordinary activities after tax		4,059,168	1,445,300
Minority interests		(88,065)	(43,610)
Profit attributable to shareholders		3,971,103	1,401,690
Basic earnings per share	3	RMB0.552	RMB0.195
Dividend attributable to the year	4	1,440,000	576,000

Notes to the financial statements

1	Profit before tax

Profit before tax is arrived at after charging:

	2004 RMB’000	2003 RMB’000
Cost of inventories	33,223,604	26,396,224
Depreciation of property, plant and equipment	1,794,120	1,850,013
Amortisation of lease prepayment	21,191	22,822
Repairs and maintenance expenses	920,490	787,246
Research and development costs	74,663	101,223
Employer’s pension costs
- Municipal retirement scheme costs	167,640	168,276
- Supplementary retirement scheme costs	42,379	39,153
Staff costs	1,172,442	1,090,687
Auditors’ remuneration	5,478	4,552

2	Taxation

The charge for PRC income tax is calculated at the rate of 15% (2003: 15%) on the estimated assessable income of the year determined in accordance with relevant income tax rules and regulations. The Company did not carry out business overseas and therefore did not incur overseas income tax. The Company has not received notice from the Ministry of Finance that the 15% tax rate will be revoked in 2005. It is possible that the Company’s tax rate will increase in the future. However, the Company continues to use the 15% tax rate in 2004.

3	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of RMB 3,971,103,000 (2003: RMB 1,401,690,000) and 7,200,000,000 (2003: 7,200,000,000) shares in issue during the year.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for either year.

4	Dividend

(a)	Dividend attributable to the year

	The Group and the Company
	2004 RMB’000	2003 RMB’000
Final dividend proposed after the balance sheet date of RMB0.20 per share (2003: RMB 0.08 per share)	1,440,000	576,000

Pursuant to a resolution passed at the directors’ meeting on 23 March 2005, a final dividend of RMB0.20 per share totalling RMB1,440,000,000 (2003: RMB 0.08 per share totalling RMB576,000,000) was proposed for shareholders’ approval at the Annual General Meeting. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b)	Dividend attributable to the previous financial year, approved and paid during the year

	The Group and the Company
	2004 RMB’000	2003 RMB’000
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB 0.08 per share (2003: RMB0.05 per share)	576,000	360,000

5	Movement in reserves

For the year ended 31 December 2004, the balance of reserves of the Group increased from RMB15,021,886,000 at the beginning of the year to RMB18,416,989,000 at the year end. In particular, the balance of share premium amounted to RMB2,420,841,000, which remains unchanged as compared to the beginning of the year; the increase in the statutory surplus reserve from RMB1,060,664,000 at the beginning of the year to RMB1,457,791,000 at the year end was due to the transfer of RMB397,127,000 from profit attributable to shareholders in 2004; the increase in statutory public welfare fund from RMB978,575,000 at the beginning of the year to RMB1,375,702,000 at the year end was due to the transfer of RMB397,127,000 from profit attributable to shareholders in 2004; the balance of general surplus reserve amounted to RMB82,089,000, which remains unchanged as compared to the beginning of the year; discretionary surplus reserve was RMB1,280,514,000, which remains unchanged as compared to the beginning of the year since no transfer of discretionary surplus reserve took place during the year; the balance of capital reserve fund amounted to RMB4,180,000, which remains unchanged as compared to the beginning of the year.

6	Segment reporting

Reportable information on the Group’s operating segments is as follows:

	2004 RMB’000	2003 RMB’000
Turnover
Manufactured products
Synthetic fibres
- external sales	4,777,981	4,114,966
- intersegment sales	63	707

Total	4,778,044	4,115,673
Resins and plastics
- external sales	12,154,361	8,907,410
- intersegment sales	19,952	25,850

Total	12,174,313	8,933,260
Intermediate petrochemicals
- external sales	5,941,589	3,879,846
- intersegment sales	9,753,690	8,288,481

Total	15,695,279	12,168,327
Petroleum products
- external sales	13,692,352	10,834,580
- intersegment sales	846,488	800,070

Total	14,538,840	11,634,650
All others
- external sales	2,836,250	1,830,338
- intersegment sales	3,452,657	3,520,710

Total	6,288,907	5,351,048
Eliminations of intersegment sales	(14,072,850)	(12,635,818)

Turnover	39,402,533	29,567,140

External sales include sales to Sinopec Corp group companies.

Profit before tax	2004 RMB’000	2003 RMB’000
Profit from operations
Synthetic fibres	250,419	112,316
Resins and plastics	1,886,537	627,870
Intermediate petrochemicals	1,550,796	597,411
Petroleum products	986,578	452,077
All others	350,822	216,729

Profit from operations	5,025,152	2,006,403
Share of losses of associates	(36,915)	(24,017)
Net financing costs	(292,008)	(392,021)

Profit before tax	4,696,229	1,590,365

10.4	Differences between financial statements prepared under PRC Accounting Rules and Regulations and IFRS

The Company also prepares a set of financial statements which complies with PRC Accounting Rules and Regulations. A reconciliation of the Group’s net profit and shareholders’ equity prepared under PRC Accounting Rules and Regulations and IFRS is presented below.

Other than the differences in classification of certain financial statements assertions and the accounting treatment of the items described below, there are no material differences between the Group’s financial statements prepared in accordance with PRC Accounting Rules and Regulations and IFRS. The major differences are:

(i)	Capitalisation of general borrowing costs

Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset. Under PRC Accounting Rules and Regulations, only borrowing costs on funds that are specially borrowed for construction are eligible for capitalisation as fixed assets.

(ii)	Valuation surplus

Under PRC Accounting Rules and Regulations, the excess of fair value over the carrying value of assets given up in part exchange for investments should be credited to capital reserve fund. Under IFRS, it is inappropriate to recognise such excess as a gain as its realisation is uncertain.

(iii)	Government grants

Under PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IFRS, such grants for the purchase of equipment used for technology improvements are offset against the cost of asset to which the grants related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(iv)	Revaluation of land use rights

Under IFRS, land use rights are carried at historical cost less accumulated amortisation under IFRS. Under PRC Accounting Rules and Regulations, land use rights are carried at revalued amount less accumulated amortisation.

(v)	Pre-operating expenditure

Under IFRS, expenditure on start-up activities should be recognised as expenses when it is incurred. Under PRC Accounting Rules and Regulations, all expenses incurred during the start-up period are aggregated in long-term deferred expenses and then fully charged to the income statement in the month of commencement of operations.

Effects on the Group’s net profit and shareholders’ equity of significant differences between PRC Accounting Rules and Regulations and IFRS are summarised below:

			Years ended 31 December
	Note		2004 RMB’000	2003 RMB’000
Net profit under PRC Accounting Rules and Regulations			3,971,265	1,385,556
Adjustments:
Capitalisation of borrowing costs, net of depreciation effect	(i	)	18,717	6,187
Reduced depreciation on government grants	(iii	)	26,760	26,760
Amortisation of revaluation of land use rights	(iv	)	3,498	3,498
Write off of pre-operating expenditure	(v	)	(45,805)	(18,858)
Deferred tax effects of the above adjustments			(3,332)	(1,453)
Profit attributable to shareholders under IFRS*			3,971,103	1,401,690

			As at 31 December
	Note		2004 RMB’000	2003 RMB’000
Shareholders’ equity under PRC Accounting Rules and Regulations			18,902,281	15,507,016
Adjustments:

Capitalisation of borrowing costs	(i	)	83,025	64,308
Valuation surplus	(ii	)	(44,887)	(44,887)
Government grants	(iii	)	(317,439)	(344,199)
Revaluation of land use right	(iv	)	(132,861)	(136,359)
Write off of pre-operating expenditure	(v	)	(80,605)	(34,800)
Deferred tax effects of the above adjustments			7,475	10,807
Shareholders’ equity under IFRS*			18,416,989	15,021,886

*	The above figures are extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.

10.5	Supplementary Information for North American Shareholders

The Group’s accounting policies conform with IFRS which differ in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences is presented below. The U.S. GAAP reconciliation presented below is included as supplemental information and is not required as part of the basic annual financial statements. Such information has not been subjected to independent audit or review.

Notes:

(a)	Foreign exchange gains and losses

Under IFRS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. In the years ended 31 December 2003 and 2004, no foreign exchange differences were capitalised to property, plant and equipment. Under U.S. GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. In 2003 and 2004, the U.S. GAAP adjustments represent the effect of amortisation of amounts previously capitalised. Accordingly, the balances of cost and accumulated depreciation of property, plant and equipment under IFRS were higher than the balances under US GAAP by RMB 365,258,000 and RMB 365,258,000 respectively (31 December 2003: RMB 365,258,000 and RMB 362,785,000 respectively.)

(b)	Capitalisation of property, plant and equipment

In years prior of those presented herein, certain adjustments arose between IFRS and the U.S. GAAP with regard to the capitalisation of interest and pre-production results under IFRS, that were reversed and expensed under U.S. GAAP. For the years presented herein, no adjustments related to the capitalisation of construction costs, including capitalised interest, are necessary. Accordingly, the U.S. GAAP adjustments for 2003 and 2004 represent the amortisation effect of such originating adjustments described above.

(c)	Revaluation of property, plant and equipment

In the years prior to those presented herein, the property, plant and equipment of the Company were revalued to reflect the then current fair value resulting in a revaluation surplus recorded in the Company’s financial statements. Additional depreciation charges have been taken in the years ended 31 December 2003 and 2004 on the revaluation surplus of RMB1,576,330,000.

Under U.S. GAAP, property, plant and equipment are stated at historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation, a deferred tax asset related to the reversal of the revaluation surplus is created under U.S. GAAP with a corresponding increase in shareholders’ equity.

(d)	Capitalised interest on investment in associates

Under IFRS, investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under U.S. GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee’s activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalised.

(e)	Goodwill and negative goodwill amortisation

Under IFRS, goodwill and negative goodwill are amortised on a systematic basis over their useful lives.

Under U.S. GAAP, with reference to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill is no longer amortised beginning 1 January 2002, the date that SFAS No. 142 was adopted. Instead, goodwill will be reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter. In addition, under U.S. GAAP, negative goodwill that existed at the date of adoption of SFAS No. 142 was written off effective 1 January 2002 as a cumulative effect of a change in accounting principle. Accordingly, the goodwill balance as at 31 December 2004 under IFRS was lower than the balance under US GAAP by RMB 40,344,000 (31 December 2003: RMB 26,896,000). At 31 December 2004, the negative goodwill balance included in deferred income under IFRS amounted to RMB 2,549,000 (31 December 2003: RMB 3,398,000) as opposed to a nil balance under US GAAP as at both 31 December 2003 and 2004.

(f)	Basic earnings per share

The calculation of basic earnings per share is based on the net profit under U.S. GAAP of RMB4,146,065,000 (2003: RMB 1,568,439,000) and the number of shares in issue during the year of 7,200,000,000 (2003: 7,200,000,000). Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both years.

(g)	Recently issued accounting standards

SFAS No. 123R

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-based payment”. SFAS No. 123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. The revised statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting, which was permitted under Statement 123, as originally issued. For the Group, SFAS No. 123R is effective for fiscal years beginning after 15 June 2005. Currently, the Group does not expect the application of this statement will have a material impact on its consolidated financial statements.

SFAS No. 151

In November 2004, the FASB issued SFAS No. 151, “Inventory costs”. SFAS No. 151 clarifies accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The statement requires that those items be recognised as current period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion based on normal capacity of the production facilities. For the Group, SFAS No. 151 is effective for fiscal years beginning after 15 June 2005. Currently, the Group does not expect the application of this statement will have a material impact on its consolidated financial statements.

(h)	United States dollar equivalents

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars at the rate of US$1.000 = RMB 8.277 being the average of the buying and selling rates quoted by the People’s Bank of China on 31 December 2004. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate.

The effect on the profit attributable to shareholders of significant differences between IFRS and U.S. GAAP is as follows:

		Years ended 31 December
	Note	2004 US$’000		2004 RMB’000		2003 RMB’000
Profit attributable to shareholders under IFRS			479,805		3,971,103		1,401,690
U.S. GAAP adjustments:
Foreign exchange gains and losses	(a)		299		2,473		37,054
Capitalisation of property, plant and equipment	(b)		2,623		21,707		21,703
Depreciation charge on revalued property, plant and equipment	(c)		15,707		129,995		129,995
Capitalised interest on investment in associates, net of amortisation effect	(d)		4,451		36,841		7,045
Goodwill amortisation	(e)		1,625		13,448		13,448
Negative goodwill amortisation	(e)		(103)		(849)		(13,126)
Deferred effect of the above adjustments			(3,462)		(28,653)		(29,370)
Net profit under U.S. GAAP			500,945		4,146,065		1,568,439
Basic earnings per share under U.S. GAAP	(f)	US$	0.070	RMB	0.576	RMB	0.218
Basic earnings per ADS under U.S. GAAP	(f)	US$	6.958	RMB	57.584	RMB	21.784

The effect on shareholders’ equity of significant differences between IFRS and U.S. GAAP is as follows:

		As at 31 December
	Note	2004 US$’000	2004 RMB’000	2003 RMB’000
Shareholders’ equity under IFRS		2,225,215	18,416,989	15,021,886
U.S. GAAP adjustments:
Foreign exchange gains and losses	(a)	—	—	(2,473)
Capitalisation of property, plant and equipment	(b)	—	—	(21,707)
Revaluation of property, plant and equipment	(c)	(7,675)	(63,521)	(193,516)
Capitalised interest on investment in associates	(d)	10,777	89,200	52,359
Goodwill	(e)	4,875	40,344	26,896
Negative goodwill	(e)	308	2,549	3,398
Deferred effect of the above adjustments		(465)	(3,852)	24,801
Shareholders’ equity under U.S. GAAP		2,233,035	18,481,709	14,911,644

The “Deferred Tax effect of the above adjustments” as of 31 December 2003 and 2004 and for the years then ended is based on the 15% tax rate applicable to the Company through 2004. The Company has not received notice from the Ministry of Finance that the 15% tax rate will continue to be applicable to the Company in 2005. As such, it is possible that the Company’s tax rate will increase in 2005.

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the website of The Stock Exchange of Hong Kong Limited and the Company’s website.

By order of the Board Lu Yiping Chairman

Shanghai, 23 March 2005

As of the date of this announcement, the executive directors of the Company are Lu Yiping, Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun and Gao Jinping; the non-executive directors of the Company are Liu Wenlong and Zhang Baojian, and the independent non-executive directors of the Company are Gu Chuanxun, Wang Xingyu, Wang Yongshou and Chen Xinyuan.